The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated May 2, 2012
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Range Accrual Notes with Contingent Downside Protection, due May 30, 2014
Linked to the iShares® Russell 2000 Index Fund

•
This pricing supplement relates to an offering of Range Accrual Notes with Contingent Downside Protection. The return on the notes is linked to the shares of the iShares® Russell 2000 Index Fund (the “Index Fund”).

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•
The payment at maturity will be based on the closing price of the Index Fund on the valuation date.  If the closing price of the Index Fund on the valuation date is less than 85% of the closing price of the Index Fund on the pricing date, investors will lose 1% of their principal amount for each 1% decrease in the Index Fund from the pricing date to the valuation date.

•
Interest on the notes will be determined and paid on a quarterly basis. For each interest period (as defined below), interest will be paid in an amount equal to 3% of the principal amount, multiplied by the applicable Accrual Factor (as defined below). Interest, if any, will be paid on the final business day of February, May, August and November of each year, beginning on August 31, 2012.

•
The Accrual Factor will equal a fraction, (a) the numerator of which will be the total number of calendar days during the applicable interest period on which the closing price of the Index Fund is within the Reference Range (as defined below), and (b) the denominator of which will be the total number of calendar days in the applicable interest period.

•	Interest will not accrue on any day on which the closing price of the Index Fund is not within the Reference Range.

•	The offering is expected to price on May 25, 2012, and the notes are expected to settle on or about May 31, 2012.

•	The notes are scheduled to mature on May 30, 2014.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1)      In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.  The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

SUMMARY INFORMATION

Index Fund:	iShares® Russell 2000 Index Fund (Bloomberg symbol: IWM). See the section below entitled “The Index Fund” for additional information about the Index Fund.

Payment at Maturity:	If the Final Price is greater than or equal to the Trigger Price, then investors will receive at maturity the principal amount of the notes, plus any accrued and unpaid interest.

If the Final Price is less than the Trigger Price, then the amount that investors will receive at maturity, in addition to any accrued and unpaid interest, will equal:

Principal Amount + (Principal Amount × Percentage Change)

Closing Price	On any trading day (as defined below), the official closing price of one share of the Index Fund, as described in more detail below.

Initial Price:	The closing price of the Index Fund on the pricing date. The Initial Price will be set forth in the final pricing supplement for the notes.

Final Price:	The closing price of the Index Fund on the valuation date.

Trigger Price:	85% of the Initial Price.

Trigger Percentage:
15%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Index Fund does not decrease by more than 15% from the Initial Price to the Final Price.  If the Final Price is less than the Trigger Price, you will receive less than the principal amount of your notes at maturity, and you could lose some or all of the principal amount of your notes. Whether the Final Price is less than the Trigger Price will be determined only on the valuation date, and not on any day prior to the valuation date.

Percentage Change:	Final Price – Initial Price, expressed as a percentage. Initial Price

Interest:
Each quarterly interest period, the notes will pay an amount of interest that will be calculated as follows:

                   Principal Amount x (3% x Accrual Factor)

As a result, the maximum amount of interest that will be paid on the notes in any calendar year will be 12% of the principal amount of the notes.

The interest that accrues during each interest period will be paid on the interest payment date that follows the end of that interest period.

Accrual Factor:
The Accrual Factor will equal a fraction, (a) the numerator of which will be the total number of calendar days during the applicable interest period on which the closing price of the Index Fund is within the Reference Range, and (b) the denominator of which will be the total number of calendar days during the applicable interest period.

During the term of the notes, interest will not accrue on any day on which the closing price of the Index Fund is not within the Reference Range.  If the closing price of the Index Fund is not within the Reference Range on any of the days during an interest period, then investors will not receive an interest payment on the applicable interest payment date.

If any calendar day during the applicable interest period is not a trading day, or if a market disruption event (as defined below) occurs on a trading day, the closing price for that day will be the closing price on the trading day immediately prior to that day on which a market disruption event has not occurred.

Reference Range:	Less than or equal to the Upper Level and greater than or equal to the Lower Level. The actual Upper and Lower Level will be set forth in the final pricing supplement relating to the notes.

Upper Level:	115% of the Initial Price.

Lower Level:	85% of the Initial Price.

Interest Periods:
The notes will accrue interest during the following eight quarterly interest periods:

From and including May 26, 2012 to and including August 28, 2012.

From and including August 29, 2012 to and including November 27, 2012.

From and including November 28, 2012 to and including February 25, 2013.

From and including February 26, 2013 to and including May 28, 2013.

From and including May 29, 2013 to and including August 27, 2013.

From and including August 28, 2013 to and including November 25, 2013.

From and including November 26, 2013 to and including February 25, 2014.

From and including February 26, 2014 to and including May 27, 2014.

Interest Payment Dates:
Interest on the notes will be payable quarterly in arrears on the final business day of February, May, August and November of each year, beginning on August 31, 2012, and ending on the maturity date, subject to postponement as described below.  See “Specific Terms of the Notes—Interest” below.

Pricing Date:	On or about May 25, 2012.

Settlement Date:	On or about May 31, 2012, as determined on the pricing date.

Valuation Date:	On or about May 27, 2014, as determined on the pricing date.

Maturity Date:	On or about May 30, 2014, as determined on the pricing date, resulting in a term to maturity of approximately two years.

Automatic Redemption:	Not applicable.

CUSIP Number:	06366Q7B7.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, interest payment dates, valuation date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table and examples illustrate the hypothetical payments on the notes at maturity.   The hypothetical payments are based on a $1,000 investment in the notes, a hypothetical Initial Price of $82.00, a hypothetical Trigger Price of $69.70 (85% of the hypothetical Initial Price) and a range of hypothetical Final Prices.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual payment at maturity will be depend on whether the Final Price has declined from the Initial Price to a price that is less than the Trigger Price.

Hypothetical Final Price	Percentage Change	Payment at Maturity

$106.60	30%	$1,000.00
$98.40	20%	$1,000.00
$94.30	15%	$1,000.00
$90.20	10%	$1,000.00
$86.10	5%	$1,000.00
$82.00	0%	$1,000.00
$77.90	-5%	$1,000.00
$73.80	-10%	$1,000.00
$69.70	-15%	$1,000.00
$68.88	-16%	$840.00
$65.60	-20%	$800.00
$57.40	-30%	$700.00
$41.00	-50%	$500.00
$0.00	-100%	$0.00

The following examples illustrate how the hypothetical amounts payable at maturity set forth in the above table are calculated.

Example 1: The price of the Index Fund decreases from the hypothetical Initial Price of $82.00 to a hypothetical Final Price of $57.40, representing a Percentage Change of -30%.  Because the hypothetical Final Price of $57.40 is less than the hypothetical Trigger Price, the investor receives a payment at maturity of $700 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount x Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x -30%) = $700.00

Example 2: The price of the Index Fund decreases from the hypothetical Initial Price of $82.00 to a hypothetical Final Price of $69.70, representing a Percentage Change of -15%.  Because the hypothetical Final Price of $69.70 is equal to the Trigger Price, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the Index Fund increases from the hypothetical Initial Price of $82.00 to a hypothetical Final Price of $98.40, representing a Percentage Change of 20%.  Because the hypothetical Final Price of $98.40 is greater than the Trigger Price, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Examples of Hypothetical Interest Payments for a $1,000 Investment in the Notes

The table below presents examples of the hypothetical amount of interest that would be paid on the notes based on the number of calendar days on which the closing price of the Index Fund was within the Reference Range.  The example below is for purposes of illustration only and would provide different results if different assumptions were made.  The actual interest payments in respect of each interest period will depend on the actual number of calendar days in that interest period and the actual closing price on each calendar day during that period.  A separate Accrual Factor will be determined for each interest period.

Interest Period	Hypothetical Total Number of Calendar Days on which the Closing Price was within the Reference Range	Hypothetical Total Number of Calendar Days in Interest Period	Hypothetical Accrual Factor	Hypothetical Interest Payment on relevant Interest Payment Date
1	10	92	10.87%	$3.26
2	40	92	43.48%	$13.04
3	50	94	53.19%	$15.96
4	55	87	63.22%	$18.97
5	20	92	21.74%	$6.52
6	25	94	26.60%	$7.98
7	15	92	16.30%	$4.89
8	87	87	100.00%	$30.00

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Risk Factors” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

           Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

RISK FACTORS

An investment in the notes involves risks.  This section describes significant risks relating to the terms of the notes.  The notes are a riskier investment than ordinary debt securities.  Before investing in the notes, you should read the following information about these risks, together with the other information contained in or incorporated by reference in the prospectus supplement and prospectus.

General Risks Relating to the Notes

Your investment in the notes may result in a loss.  The notes do not guarantee any return of principal. The payment at maturity will be based on whether the Final Price has declined from the Initial Price to a price that is less than the Trigger Price.  If the Final Price is less than the Trigger Price, you will lose 1% of the principal amount of your notes for each 1% decrease in the price of the Index Fund from the pricing date to the valuation date.  Accordingly, you may lose all or a substantial portion of the amount that you invested to purchase the notes.

You may not earn a return on your investment.  The interest payable on the notes on each interest payment date will depend on the closing price on each trading day during the applicable interest period.  Interest will not accrue on any day on which the closing price is not within the Reference Range.  As a result, you could receive little or no payment of interest on one or more of the interest payment dates, or even all of the interest payment dates.

Your return on the notes is limited.  You will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  The interest payment for each quarterly interest period will not exceed 3% of the principal amount of the notes, even if the closing price is within the Reference Range on every day of the relevant interest period, or even if the price of the Index Fund increases significantly.  As a result, the maximum amount of interest that will be paid on the notes in any calendar year will be 12% of the principal amount of the notes.

Your yield may be lower than the yield on a conventional debt security of comparable maturity.  The yield that you will receive on your notes, which could be negative, may be less than the yield you could earn if you purchased a standard senior debt security of Bank of Montreal with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you take into account factors such as inflation that affect the time value of money.

The notes may not have an active trading market.  Your notes will not be listed on any securities exchange, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.  If you sell your notes before maturity, you may suffer substantial losses.

The market value of your notes may be influenced by many unpredictable factors. The following factors, many of which are beyond our control, may influence the market value of your notes:

•	the market price of the Index Fund;

•	the volatility of the Index Fund;

•	the dividend rates of the component stocks held by the Index Fund;

•
economic, financial, political, military, regulatory, legal and other events that affect the securities markets generally and the U.S. markets in particular, and which may affect the value of the Index Fund; and

•	interest rates in the market.

Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the market value of the notes.  The notes are our senior unsecured debt securities.  The payments amount due on the notes are dependent upon our ability to repay our obligations on the applicable payment date.  This will be the case even if the price of the Index Fund increases as of the valuation date, and is in the Reference Range during the term of the notes.  No assurance can be given as to what our financial condition will be at any time during the term of the notes.

The amount to be paid at maturity will not be affected by all developments relating to the Index Fund. Changes in the price of the Index Fund during the term of the notes before the valuation date will not be reflected in the calculation of the payment at maturity.  The calculation agent will calculate this amount by comparing only the Final Price to the Trigger Price.  No other prices of the Index Fund will be taken into account.  As a result, you may receive less than the principal amount of your notes, even if the price of the Index Fund has increased at certain times during the term of the notes before decreasing to a price below the Trigger Price on the valuation date.

We will not hold any shares of the Index Fund or securities held by the Index Fund for your benefit.  The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the shares of the Index Fund or the securities held by the Index Fund that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including those shares or securities.  Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You must rely on your own evaluation of the merits of an investment linked to the Index Fund.  In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Index Fund or its components, and may do so in the future.  These views or reports may be communicated to our clients and clients of our affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the Index Fund or its components may at any time have significantly different views from those of our affiliates.  For these reasons, you are encouraged to derive information concerning the Index Fund or its components from multiple sources, and you should not rely solely on views expressed by our affiliates.  Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their business constitutes a recommendation as to the merits of an investment in the notes.

Our trading and other transactions relating to the Index Fund or its components, futures, options or other derivative products may adversely affect the market value of the notes.  As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the notes by purchasing or selling shares of the Index Fund, the securities held by the Index Fund, futures or options relating to the Index Fund, or other derivative instruments with returns linked or related to changes in the performance of the Index Fund.  We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time.  Although they are not expected to do so, any of these hedging activities may adversely affect the price of the Index Fund, and, therefore, the market value of the notes, the amount of interest payable on the notes and the amount payable at maturity.  It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities, even though the market value of the notes decreases.

We or one or more of our affiliates may also engage in trading relating to the Index Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers, including block trades.  Any of these activities could adversely affect the price of the Index Fund and, therefore, the market value of the notes.  We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index Fund.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

The inclusion of the agent’s commission in the original public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM may be willing to purchase the notes in secondary market transactions (if BMOCM makes a market in the notes) will be lower than the initial public offering price.  In addition, the issue price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which BMOCM or any other entity may be willing to purchase the notes from you in secondary market transactions will likely be lower than the issue price, and any sale of your notes prior to the maturity date could result in a substantial loss to you.  In addition, any bid price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction such as dealer discounts, mark-ups and other transaction costs.  Any bid price may differ from values determined by pricing models used by BMOCM.

Our business activities and the business activities of our affiliates may create conflicts of interest.  As noted above, we and our affiliates expect to engage in trading activities related to the Index Fund or its components that are not for the account of holders of the notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the price of the Index Fund or its components, could be adverse to the interests of the holders of the notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in the Index Fund, including making loans to or providing advisory services to those companies.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Index Fund or its components.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities by us or one or more of our affiliates may affect the price of the Index Fund or its components and, therefore, the market value of the notes.

The calculation agent can postpone the determination of the Final Price if a market disruption event occurs.  The determination of the Final Price may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing with respect to the Index Fund on the valuation date.  If such a postponement occurs, the calculation agent will use the closing price of the Index Fund on the first subsequent business day on which no market disruption event occurs or is continuing.  In no event, however, will the valuation date be postponed by more than ten trading days.  As a result, if a market disruption event occurs or is continuing on the valuation date, the maturity date for the notes could also be postponed, although not by more than ten trading days.

If the determination of the Final Price is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Price will be determined by the calculation agent.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event.  See “Description of the Notes—Market Disruption Events.”

As calculation agent, BMOCM. will have the authority to make determinations that could affect the value of the notes, the amount of interest payable on the notes and the amount payable at maturity.  As calculation agent for your notes, BMOCM will have discretion in making various determinations that affect your notes, including determining the amount of each interest payment on the notes, the Final Price, and whether any market disruption events have occurred.  The exercise of this discretion by BMOCMC could adversely affect the value of your notes and may present BMOCMC, which is our wholly owned subsidiary, with a conflict of interest.

The historical performance of the Index Fund or its components should not be taken as an indication of their future performance. The price of the Index Fund will determine the amount of interest to be paid on the notes on each interest payment date and the amount to be paid at maturity.  The historical performance of the Index Fund or its components does not necessarily give an indication of their future performance.  There can be no assurance that the closing price will be within the Reference Range at any time during the terms of the notes or that the Final Price will be greater than or equal to the Trigger Price.  The price of the Index Fund and its components will be influenced by complex and interrelated political, economic, financial and other factors.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.  Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position that such interest payments constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

A 30% U.S. federal withholding tax will be withheld on interest payments paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the interest payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI).  We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Insurance companies and employee benefit plans should carefully review the legal issues of an investment in the notes. Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended (the “Code”), including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  These issues are discussed in more detail in the section “Employee Retirement Income Security Act” below.

Risks Relating to the Index Fund

You will have no ownership rights in the Index Fund.  As a holder of the notes, you will not have any ownership interest or rights in the Index Fund, such as voting rights or dividend payments. In addition, the Index Fund will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund and the notes.

Changes that affect the Russell 2000® Index will affect the market value of the notes, the amount of interest payable on the notes and the amount you will receive at maturity.  The policies of Russell Investments (“Russell”), the sponsor of the Russell 2000® Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the price of the Index Fund, the amount of interest payable on the notes, the amount payable at maturity, and the market value of the notes prior to maturity.  The amount of interest payable on the notes, the amount payable at maturity, and the market value of the notes could also be affected if Russell changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if Russell discontinues or suspends the calculation or publication of the Underlying Index.

We have no affiliation with Russell and will not be responsible for any actions taken by Russell.  Russell is not an affiliate of ours and will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of Russell, including any actions of the type that would require the calculation agent to adjust the amount of interest payable on the notes or the payment to you at maturity.  Russell has no obligation of any sort with respect to the notes.  Thus, Russell has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from any issuance of the notes will be delivered to Russell.

Adjustments to the Index Fund could adversely affect the notes.  BlackRock Institutional Trust Company, N.A. (“BTC”), as the sponsor of the Index Fund, is responsible for calculating and maintaining the Index Fund.  BTC can add, delete or substitute the stocks comprising the Index Fund or make other methodological changes that could change the price of the Index Fund at any time.  If one or more of these events occurs, the calculation of the amount of interest payable on the notes or amount payable at maturity may be adjusted to reflect such event or events.  Please refer to “Description of the Notes—Adjustments to the Index Fund.”  Consequently, any of these actions could adversely affect the amount of interest payable on the notes, the amount payable at maturity and/or the market value of the notes.

You will have no rights against the sponsor of the Index Fund.  The notes are not sponsored, endorsed, sold or promoted by BTC.  BTC has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes.  BTC does not make any representation or warranty, express or implied, to you or any member of the public regarding the advisability of investing in securities generally or the notes in particular, or the ability of the Index Fund to track general market performance.  BTC has no obligation to take our needs or your needs into consideration in determining, composing or calculating the Index Fund, or in making changes to the Index Fund.  BTC is not responsible for, and has not participated in, the determination of, the timing, prices or quantities of the notes to be issued or in the determination or calculation of the equation by which the amounts to be paid on the notes are to be determined.  BTC has no liability in connection with the administration, marketing or trading of the notes.

We and our affiliates generally do not have any affiliation with the investment advisor of the Index Fund and are not responsible for its public disclosure of information.  BlackRock Fund Advisors (“BFA”), as the investment advisor of the Index Fund, advises the Index Fund on various matters including matters relating to the policies, maintenance and calculation of the Index Fund.  We and our affiliates are not affiliated with BFA in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Index Fund.  BFA is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Index Fund that might affect the value of the notes.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about BFA or the Index Fund contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Index Fund.

The correlation between the performance of the Index Fund and the performance of the underlying index may be imperfect.  The performance of the Index Fund is linked principally to the performance of the Underlying Index.  While the performance of the Index Fund is linked principally to the performance of the Underlying Index, the Index Fund invests in a representative sample of the stocks included in the Underlying Index and does not necessarily hold all or substantially all of the stocks included in the Underlying Index.  The performance of the Index Fund and of the Underlying Index will also generally vary due to transaction costs, certain corporate actions and timing variances.

Imperfect correlation between the stocks held by the Index Fund and the stocks included in the Underlying Index; rounding of prices; changes to the Underlying Index; and changes to regulatory policies, may cause the performance of the Index Fund to differ from the performance of the Underlying Index.  In addition, because shares of the Index Fund are traded on a stock exchange and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from its net asset value per share and the shares of the Index Fund may trade at, above or below their net asset value per share.

Because of the potential discrepancies identified above, the performance of the Index Fund may correlate imperfectly with the performance of the Underlying Index.

DESCRIPTION OF THE NOTES

This pricing supplement and the accompanying prospectus dated June 22, 2011 relating to the notes, should be read together.  Because the notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated June 22, 2011.  Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes will be issued in book-entry form through The Depository Trust Company.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee.  Terms that apply generally to our medium term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described in this pricing supplement supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described in this pricing supplement are controlling.

If any payment date, including the maturity date, falls on a day that is not a business day, we will pay the required payment on the first subsequent business day, and no additional interest will accrue on the notes as a result.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes, investors will receive a cash payment that is based on the performance of the Index Fund.  The payment at maturity will depend upon the Percentage Change of the Index Fund.  The “Percentage Change” will be calculated as follows (and expressed as a percentage):

Final Price – Initial Price
Initial Price

The “Initial Price” will be the closing price of the Index Fund on the pricing date. The Initial Price will be set forth in the final pricing supplement for the notes.

The “Final Price” will be the closing price of the Index Fund on the valuation date.

The “Trigger Price” will be 85% of the Initial Price.

The “closing price” is the closing price of the Index Fund on any trading day, as determined by the calculation agent.

If the Final Price is greater than or equal to the Trigger Price, then investors will receive at maturity the principal amount of the notes, plus any accrued and unpaid interest.

However, if the Final Price is less than the Trigger Price, then the amount investors will receive at maturity, in addition to any accrued and unpaid interest, will equal:

Principal Amount + (Principal Amount × Percentage Change)

In this case, if the Final Price is less than the Trigger Price, investors will lose 1% of their principal amount for each 1% decrease in the Index Fund from the pricing date to the valuation date.  Investors may therefore lose all or a portion of their principal amount at maturity.

Valuation Date

The valuation date will occur on or about May 27, 2014, as determined on the pricing date. If the calculation agent determines that a market disruption event (as defined below) occurs or is continuing on the valuation date, the Final Price will be determined according to the calculation in “—Market Disruption Events” below.

Interest

The notes will accrue interest during the following interest periods:

•	From and including May 26, 2012 to and including August 28, 2012.

•	From and including August 29, 2012 to and including November 27, 2012.

•	From and including November 28, 2012 to and including February 25, 2013.

•	From and including February 26, 2013 to and including May 28, 2013.

•	From and including May 29, 2013 to and including August 27, 2013.

•	From and including August 28, 2013 to and including November 25, 2013.

•	From and including November 26, 2013 to and including February 25, 2014.

•	From and including February 26, 2014 to and including May 27, 2014.

Interest on the notes will be paid quarterly in arrears on the final business day of February, May, August and November of each year, beginning on August 31, 2012, and ending on the maturity date, subject to postponement as described below.

Each quarterly interest period, the notes will pay an amount of interest that will be equal to 3% of the Principal Amount, multiplied by the Accrual Factor. A separate Accrual Factor will be determined for each interest period.

The “Accrual Factor” will equal a fraction, (a) the numerator of which will be the total number of calendar days during the applicable interest period on which the closing price is within the Reference Range, and (b) the denominator of which will be the total number of calendar days during the applicable interest period.

The “Reference Range” is less than or equal to the Upper Level and greater than or equal to the Lower Level.

The “Upper Level” will be 115% of the Initial Price.

The “Lower Level” will be 85% of the Initial Price.

No interest will accrue on any day on which the closing price is not within the Reference Range.  If the closing price is not within the Reference Range on any of the days during an interest period, then investors will not receive an interest payment on the applicable interest payment date.

The interest that accrues during each interest period will be paid on the interest payment date that follows the end of that interest period.  Interest will be payable to holders of record on the third business day before each interest payment date, except any final payment of interest will be paid to the person entitled to receive any payment of principal in respect of the notes on the maturity date.

If any calendar day during the applicable interest period is not a trading day, or if a market disruption event occurs on a trading day, the closing price for that day will be the closing price on the trading day immediately prior to that day on which a market disruption event has not occurred.

Maturity Date

On or about May 30, 2014, as determined on the pricing date.

The maturity date will be postponed by the same number of trading days as the valuation date if a market disruption event occurs or is continuing as described below.  However, no interest will accrue past May 27, 2014.

Certain Definitions

A “business day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto, or Montreal.

A “trading day” is any day, as determined by the calculation agent, on which trading is generally conducted on the primary U.S. exchange for the Index Fund.

The “closing price” on any trading day will equal the official closing price of the shares of the Index Fund:

•	on the principal national securities exchange on which the Index Fund is listed for trading on that day; or

•	if the Index Fund is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of the Index Fund.

If the shares of the Index Fund are not listed or traded as described above, then the closing price on any trading day will be the average, as determined by the calculation agent, of the bid prices for the shares of the Index Fund from as many dealers in the Index Fund selected by the calculation agent, in its sole discretion, as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of our other affiliates.

Market Disruption Events

If the calculation agent determines that, on the valuation date, a market disruption event has occurred or is continuing with respect to the Index Fund, the determination of the Final Price may be postponed.  If such a postponement occurs, the calculation agent will use the closing price of the Index Fund on the first subsequent trading day on which no market disruption event occurs or is continuing.  However, in no event will the determination of the Final Price be postponed by more than ten trading days.

If the determination of the Final Price is postponed to the last possible day, but a market disruption event for the Index Fund occurs or is continuing on that day, that day will be the date on which the Final Price will be determined by the calculation agent.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•
a suspension, absence or limitation of trading in (i) the Index Fund in its primary market, as determined by the calculation agent, or (ii) futures or options contracts relating to the Index Fund in the primary market for those contracts, as determined by the calculation agent;

•
any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the Index Fund in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the Index Fund in its primary market;

•
the closure on any day of the primary market for the Index Fund on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary market for the Index Fund or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on the Index Fund are traded, fails to open for trading during its regular trading session; or

•
any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Adjustments to the Index Fund

If the Index Fund (or a successor ETF (as defined below)) is de-listed from the relevant exchange, liquidated or otherwise terminated (such fund being referred to herein as a “discontinued ETF”), the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (such fund being referred to herein as a “successor ETF”). If the Index Fund (or a successor ETF) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor ETF is available, then the calculation agent will, in its sole discretion, calculate the closing price of the discontinued ETF by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF.  If a successor ETF is so selected or the calculation agent so calculates the closing price, that successor ETF or computation methodology will be substituted for the discontinued ETF, for all purposes of the notes.

If the calculation agent determines that no successor ETF comparable to the Index Fund, or no appropriate computation methodology exists, then the calculation agent will deem the closing price of the discontinued ETF on the trading day immediately prior to its delisting, liquidation or other termination to be the closing price of the discontinued ETF on every remaining trading day to, and including, the valuation date.

The calculation agent also may determine that no adjustment is required under this subsection by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of the Index Fund (or any successor ETF) and of any related determinations and calculations, and its related determinations and calculations will be conclusive in the absence of manifest error.

Anti-dilution Adjustments

The calculation agent will adjust the Initial Price and the Trigger Price (each, a “Relevant Price” and collectively, the “Relevant Prices”) if any of the dilution events described below occurs with respect to the Index Fund.

The calculation agent will adjust the Relevant Prices as described below, but only if an event under this section occurs with respect to the Index Fund and only if the relevant event occurs during the period described under the applicable subsection.  The Relevant Prices will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the Index Fund.

If more than one anti-dilution event requiring adjustment occurs with respect to the Relevant Prices, the calculation agent will adjust the Relevant Prices for each event, sequentially, in the order in which the events occur, and on a cumulative basis.  Therefore, having adjusted the Relevant Prices for the first event, the calculation agent will adjust the Relevant Prices for the second event, applying the required adjustment to the Relevant Prices as already adjusted for the first event, and so on for each event.

If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment in an attempt to offset, to the extent practical, any change in the economic position of the holder and us, relative to the notes, that results solely from that event.  The calculation agent may, in its sole discretion, modify the anti-dilution adjustments set forth in the section as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity.  When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own.  Each outstanding share will be worth less as a result of a stock split or stock dividend.

If the Index Fund is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the Relevant Prices by dividing the prior Relevant Prices before the stock split or stock dividend by an amount equal to:  (1) the number of shares of the Index Fund outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the Index Fund outstanding immediately before the stock split or stock dividend becomes effective.  The Relevant Prices will not be adjusted, however, unless:

•	in the case of a stock split, the first day on which the Index Fund trades without the right to receive the stock split occurs after the pricing date and on or before the valuation date; or

•	in the case of a stock dividend, the ex-dividend date occurs after the pricing date and on or before the valuation date.

The ex-dividend date for any dividend or other distribution with respect to the Index Fund is the first day on which the Index Fund trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity.  Each outstanding share will be worth more as a result of a reverse stock split.

If the Index Fund is subject to a reverse stock split, then the calculation agent will adjust the Relevant Prices by multiplying the prior Relevant Prices by a number equal to:  (i) the number of shares of the Index Fund outstanding immediately before the reverse stock split becomes effective; divided by (ii) the number of shares of the Index Fund outstanding immediately after the reverse stock split becomes effective.  The Relevant Prices will not be adjusted, however, unless the reverse stock split becomes effective after the pricing date and on or before the valuation date.

Extraordinary Dividends

Any distribution or dividend on the Index Fund determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the Index Fund’s historical dividend practices will be deemed to be an extraordinary dividend.  The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend.  Each outstanding share will be worth less as a result of an extraordinary dividend.

If any extraordinary dividend occurs with respect to the Index Fund, the calculation agent will adjust the Relevant Prices to equal the product of:  (i) the prior Relevant Prices, times (ii) a fraction, the numerator of which is the amount by which the closing price of the Index Fund on the trading day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the Index Fund on the trading day before the ex-dividend date.  The Relevant Prices will not be adjusted, however, unless the ex-dividend date occurs after the pricing date and on or before the valuation date.

The extraordinary dividend amount with respect to an extraordinary dividend for the Index Fund equals:

•
for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Index Fund minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Index Fund; or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent.  A distribution on the Index Fund that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the Relevant Prices only as described under “— Stock Splits and Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the Index Fund issues transferable rights or warrants to all holders of the Index Fund to subscribe for or purchase the Index Fund at an exercise price per share that is less than the closing price of the Index Fund on the trading day before the ex-dividend date for the issuance, then the applicable Relevant Prices will be adjusted by multiplying the prior Relevant Prices by the following fraction:

•
the numerator will be the number of shares of the Index Fund outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Index Fund that the aggregate offering price of the total number of shares of the Index Fund so offered for subscription or purchase pursuant to the transferable rights or warrants could purchase at the closing price on the trading day before the ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day before that ex-dividend date.

•
the denominator will be the number of shares of the Index Fund outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Index Fund offered for subscription or purchase under those transferable rights or warrants.

The Relevant Prices will not be adjusted, however, unless the ex-dividend date described above occurs after the pricing date and on or before the valuation date.

Reorganization Events

If the Index Fund undergoes a reorganization event in which property other than shares of the Index Fund—e.g., cash and securities of another issuer—is distributed in respect of the Index Fund, then, for purposes of calculating the price of the Index Fund, the calculation agent will determine the closing price of the Index Fund on each trading day to equal the value of the cash, securities and other property distributed in respect of one share of the Index Fund.

If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another exchange traded fund for the Index Fund.

Each of the following is a reorganization event with respect to the Index Fund:

•	the Index Fund is reclassified or changed;

•
the Index Fund has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

•	a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

•	the Index Fund sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

•	the Index Fund effects a spin-off—that is, issues to all holders of the Index Fund equity securities of another issuer, other than as part of an event described in the four bullet points above;

•	the Index Fund is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

•	another entity completes a tender or exchange offer for all of the outstanding stock of the Index Fund.

Valuation of Distribution Property

If a reorganization event occurs with respect to the Index Fund, and the calculation agent does not substitute another security for the Index Fund as otherwise permitted herein, then the calculation agent will determine the applicable closing price each trading day so as to equal the value of the property — whether it be cash, securities or other property — distributed in the reorganization event in respect of one share of the Index Fund, as the Index Fund existed before the date of the reorganization.  We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below.  The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the pricing date and on or before the valuation date.

For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion.  For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date.  The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate.  If a holder of the Index Fund may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the closing price of the Index Fund to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price.  The calculation agent will do so to the same extent that it would make determinations if shares of the Index Fund were outstanding and were affected by the same kinds of events.

For example, if the Index Fund merges into another company and each share of the Index Fund is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each trading day the closing price of a share of the Index Fund will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash.  The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in “— Anti-Dilution Adjustments” or as described above in this “— Reorganization Events” section as if the common shares were shares of the Index Fund.  In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

When we refer to “distribution property”, we mean the cash, securities and other property distributed in a reorganization event in respect of the Index Fund. If an adjustment resulting from a prior reorganization had occurred, the “distribution property” will mean the cash, securities and other property distributed in respect of any securities whose value determines the closing price of the Index Fund. In the case of a spin-off, the distribution property also includes shares of the Index Fund in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the Index Fund as described above.  Consequently, in this pricing supplement, when we refer to the Index Fund, we mean any distribution property that is distributed in a reorganization event in respect of the Index Fund.  Similarly, when we refer to the issuer of the Index Fund, we mean any successor entity in a reorganization event.

Substitution

If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to the Index Fund upon becoming subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another security for the Index Fund.  In such case, the adjustments described above in “— Valuation of Distribution Property” will not apply.

If the calculation agent so determines, it may choose, in its sole discretion, the security of a different exchange traded fund listed on a national securities exchange or quotation system as a substitute for the Index Fund.  For all purposes, the substitute security will be deemed to be a share of the Index Fund for purposes hereof.

The calculation agent will determine, in its sole discretion, the Relevant Prices and/or the manner of valuation of the substitute security.  The calculation agent will have the right to make such adjustments to the calculation of the closing price and the payments on the notes as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Events of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount of cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date, together with accrued and unpaid interest through the date of acceleration.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Role of Calculation Agent

The calculation agent will make all determinations regarding the closing price of the Index Fund, the interest payable on each interest payment date, market disruption events, trading days, business days and all amounts payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

We have initially appointed our affiliate, BMOCM as the calculation agent. We may change the calculation agent at any time without notifying investors, and BMOCM may resign as calculation agent at any time upon 60 days written notice to us.

Listing

The notes will not be listed on any securities exchange.

THE INDEX FUND

iShares® Russell 2000 Index Fund

We have derived the following information from publicly available documents published by BTC. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Index Fund and the Index Fund will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the Index Fund or the securities of the Underlying Index. Neither we nor BMOCMC participates in the preparation of the publicly available documents described below. Neither we nor BMOCMC has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the Index Fund have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the price of the Index Fund and therefore could affect the payments on the notes.

iShares consists of numerous separate investment portfolios, including the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Index Fund typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Index Fund’s shareholders as “ordinary income.” In addition, the Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the price of the Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the Index Fund or any equivalent payments.

The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the Index Fund.

The Index Fund trades on the NYSE Arca, Inc. under the symbol “IWM”.

“iShares®” is a registered mark of BTC.  BTC has licensed certain trademarks and trade names of BTC for our use. The notes are not sponsored, endorsed, sold, or promoted by BTC, or its affiliates, including BFA. Neither BTC nor BFA makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BFA shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Index Fund.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

Russell began dissemination of the Underlying Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Underlying Index.  The Underlying Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Underlying Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Underlying Index

All companies eligible for inclusion in the Underlying Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Underlying Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Underlying Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Underlying Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Underlying Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Underlying Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Underlying Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Underlying Index using the then existing market capitalizations of eligible companies. Reconstitution of the Underlying Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Underlying Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Underlying Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Underlying Index. The current index level is calculated by adding the market values of the Underlying Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Underlying Index. To calculate the Underlying Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Underlying Index. In order to provide continuity for the Underlying Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

Historical Information of the Index Fund

The following table sets forth the high and low closing prices of the Index Fund from the first quarter of 2009 through May 1, 2012.

		High ($)	Low ($)

2009
	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22
2010
	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94
2011
	First Quarter	84.17	77.18
	Second Quarter	86.37	77.77
	Third Quarter	85.65	64.25
	Fourth Quarter	76.45	60.97
2012
	First Quarter	84.40	74.56
	Second Quarter (through May 1, 2012)	83.83	78.35

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus and the accompanying prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our respective obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of shares of the Index Fund or the securities held by the Index Fund, or listed or over-the-counter options, futures and other instruments linked to the Index Fund or its components.  In addition, from time to time after we issue the notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes.  Consequently, with regard to the notes, we or our affiliates from time to time expect to acquire or dispose of shares of the Index Fund or securities held by the Index Fund or positions in listed or over-the-counter options, futures or other instruments linked to the Index Fund or its components.

We or our affiliates may acquire a long position in securities similar to the notes from time to time and may, in our or their sole discretion, hold, resell or repurchase those securities.

In the future, we or our affiliates expect to close out hedge positions relating to the notes and possibly relating to other securities or instruments with returns linked to the Index Fund or its components.  We expect these steps to involve sales of shares of the Index Fund or instruments linked to the Index Fund or its components on or shortly before the valuation date.  These steps may also involve transactions of the type contemplated above.  Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above; similarly, we may elect not to enter into any such transactions.  Investors will not have knowledge about our hedging positions.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account.  No holder of any notes will have any rights or interest in our hedging activity or any positions we or any counterparty may take in connection with our hedging activity.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

For a summary of Canadian tax considerations relevant to an investment in the notes, please see the sections entitled “Canadian Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement.

With respect to any interest payable on the notes, such interest should not be subject to Canadian Non-Resident withholding tax.

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Index Fund or any of the entities whose stock is owned by the Index Fund would be treated as a “passive foreign investment company” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Index Fund or any of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Index Fund or any of the entities whose stock is owned by the Index Fund and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Index Fund for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position, and the following discussion assumes, that such interest payments (including any interest payment paid on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any interest payment, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the interest payments, if any, paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

 The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest payments, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any interest payments and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the interest payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the interest payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the interest payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any interest payment which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under recently proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. The withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan.  A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption.  Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S., or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption.  The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes.  These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”).  Any Plan fiduciary relying on the Service Provider Exemption and purchasing the notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption.  If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of the notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the notes.  Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption.  There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is not otherwise prohibited.  Except as otherwise set forth in any applicable pricing supplement, by its purchase of any notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the notes offered hereby that either (i) it is not and for so long as it holds a note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable.  Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws.  The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to one or more other dealers at a price of 97.50% of their principal amount for resale to investors at the price to the public set forth on the cover page.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering.  In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to any of the Index Fund or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.